

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 3, 2016

Douglas R. Brown
Chief Executive Officer
AquaVenture Holdings, LLC
14400 Carlson Circle
Tampa, Florida 33626

**Re:     AquaVenture Holdings, LLC
          Amendment No. 2 to Registration Statement on Form S-1
          Filed May 13, 2016
          File No. 333-207142**

Dear Mr. Brown:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2015 letter.

Strong Financial Performance, page 6

1. We note the narrative discussion you provide of non-GAAP measures Adjusted EBITDA and Portfolio Operating Profit without a similar discussion of the comparable GAAP measure in a location with equal or greater prominence. Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non-GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. Please revise your filing throughout to give equal prominence to your GAAP financial measures.

Reconciliation of Non-GAAP Financial Data, page 14

2. We note your disclosure that "to support [y]our continuing growth, [you] are incurring significant selling and marketing costs." Notwithstanding your disclosure that after one

of your systems has been installed, the related ongoing selling and marketing costs are low for the remaining term of the contract, it would appear that your current strategy would likely include significant normal recurring selling and marketing costs during the installation period of additional systems. If our understanding of your disclosure is incorrect, please advise. Otherwise, given that anticipated significant selling and marketing costs are reasonably likely to recur within 2 years and are part of the businesses strategy you employ to achieve and maintain growth, please tell us why you believe it is appropriate to present a non-GAAP performance measure that excludes a normal, recurring, cash operating expense necessary to operate your business. We refer you to Item 10(e)(1)(ii)(B) of Regulation S-K.

3.  We note your disclosure that you believe the use of Adjusted EBITDA facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their reported GAAP results. This disclosure appears to contradict your discussion on the limitations of your non-GAAP measures that other companies, including companies in your industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Please revise your filing to remove this inconsistent disclosure.

Management's Discussion and Analysis of Financial Condition

Overview, page 57

4.  We note your disclosure that you expect the factors leading to the goodwill impairment charge related to the Quench reporting unit to adversely affect projected future operating results. To the extent practicable, please quantify the extent to which you expect the factors listed on page 58 to adversely impact Quench's results of operations in future periods. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Components of Revenues and Expenses, page 60

5.  In light of the significant increase in your long-term contract costs as a result of the Biwater Holdings Limited acquisition, which appear to relate to the construction of infrastructure for a customer under service concession arrangements, please tell us more about your accounting policy related to these service concession arrangements including the specific accounting literature relied upon for revenue recognition and related cost of revenue. As part of your response, please also tell us about any multiple element arrangements included within your service concession arrangements and how they impact your accounting policies for revenue and cost of revenue recognition. We may have further comments after considering your response.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products